Exhibit 23.1

ACCOUNTANT’S CONSENT

The Board of Directors

Cytec Industries Inc.:

We consent to the use of our reports dated February 24, 2012, except as to notes 3, 9, and 16, which are as of April 19, 2012, with respect to the consolidated balance sheets of Cytec Industries Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule, and our report dated February 24, 2012 with respect to the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

/s/ KPMG LLP

Short Hills, New Jersey

April 19, 2012